[FAF ADVISORS LOGO]

800 Nicollet Mall                                          KATHLEEN L. PRUDHOMME
BC-MN-H05F                                                DEPUTY GENERAL COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-3738
                                                            Fax:  (612) 303-4223


May 25, 2006


Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

    Re: First American Funds, Inc. (SEC File No. 811-03313) ("FAF")
        First American Investment Funds, Inc. (SEC File No. 811-05309) ("FAIF") First American Strategy Funds, Inc. (SEC File No. 811-07687) ("FASF") Shareholder Reports for the Fiscal Years Ended August 31, 2005 (FAF and
        FASF) and September 30, 2005 (FAIF)

Dear Mr. Rupert:

     The following is in response to your comments that we discussed last week regarding the above-referenced shareholder reports of FAF, FAIF and FASF (together, the "Funds"):

1. FOR FAIF AND FAF, THE NOTE TO THE FINANCIAL STATEMENTS REGARDING SECURITIES LENDING SHOULD BE REVISED TO CLARIFY THAT SECURITIES LENDING COLLATERAL IS INVESTED ONLY IN MONEY- MARKET -ELIGIBLE SECURITIES.

     Going forward, the note to the financial statements which details the investment of cash collateral will contain the following sentence: "Cash collateral is invested in short-term, high quality U.S. dollar-denominated securities that would be eligible for investment by a money market fund under Investment Company Act Rule 2a-7."

2. MULTIPLE BENCHMARKS ARE LISTED FOR EACH SERIES OF FASF. ONE BENCHMARK SHOULD BE DESIGNATED THE PRIMARY BENCHMARK FOR EACH SERIES.

     In future annual reports, and in updated prospectuses, one benchmark will be designated as the primary benchmark for each series of FASF.

3. IN APPROVING THE ADVISORY CONTRACT FOR FASF, DID THE BOARD OF DIRECTORS TAKE INTO ACCOUNT THE PROFITABILITY OF THE UNDERLYING FUNDS?

     The contract review process for FASF and for the underlying funds takes place at the same time. During this process, the Board looked at the profitability of each underlying fund individually as well as the profitability of each series of FASF. This will be noted in future shareholder reports that discuss approval of FASF's advisory agreement.

[FAF ADVISORS LOGO]


4. NOTE 3 TO THE FINANCIAL STATEMENTS OF FAF NOTES THAT THERE WAS A CHANGE IN THE CONTRACTUAL FEE WAIVER FOR PIPER JAFFRAY CLASS SHARES THAT WENT INTO EFFECT JUNE 6, 2005. HOW WAS THIS CHANGE IMPLEMENTED?

     The Board of Directors approved this change in contractual fee waivers at a meeting held May 4, 2005. Holders of Piper Jaffray Class shares were notified of this change by a prospectus supplement dated May 12, 2005 (filed with the Securities and Exchange Commission on May 12, 2005, Accession No.
0000897101-05-001182).

     In connection with the receipt of the foregoing comments from the staff of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings, the Funds hereby acknowledge that:

     1. The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     3. The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Very truly yours,

                                                     /s/ Kathleen L. Prudhomme

                                                     Kathleen L. Prudhomme
                                                     Deputy General Counsel